Interactive Data Corporation

32 Crosby Drive

Bedford, Massachusetts 01730

March 17, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Interactive Data Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2013. The disclosure is on pages 12-13 of the Annual Report.

Respectfully submitted,

Interactive Data Corporation

/s/ Vincent A. Chippari

Vincent A. Chippari

Senior Vice President and Chief Financial Officer